Exhibit 21.1

Subsidiaries of MGM Growth Properties LLC

Listed below are the majority-owned subsidiaries of MGM Growth Properties LLC as of December 31, 2019.

Subsidiary	Jurisdiction of Incorporation
MGM Growth Properties OP GP LLC	Delaware
MGM Growth Properties Operating Partnership LP	Delaware
MGP Finance Co-Issuer Inc.	Delaware
MGP Lessor Holdings, LLC	Delaware
MGP Lessor, LLC	Delaware
MGP Yonkers Realty Sub, LLC	New York
YRL Associates L.P.	New York